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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------


                                 SCHEDULE 14D-9
                                 (RULE 14D-101)


                     SOLICITATION/RECOMMENDATION STATEMENT
         UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 1)


                         KLLM TRANSPORT SERVICES, INC.

                           (Name of Subject Company)

                         KLLM TRANSPORT SERVICES, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (Title of Class of Securities)

                                   482498102

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                LELAND R. SPEED
          CHAIRMAN OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS
                         KLLM TRANSPORT SERVICES, INC.
                              135 RIVERVIEW DRIVE
                          RICHLAND, MISSISSIPPI 39218

                                 (601)939-2545

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

                             SIDNEY J. NURKIN, ESQ.
                               ALSTON & BIRD LLP
                              ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                                 (404) 881-7000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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    This Amendment No. 1 amends and supplements the solicitation/recommendation statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the "Commission") on April 26, 2000 (the "Schedule 14D-9"), by KLLM Transport Services, Inc., a Delaware corporation (the "Company"), in relation to the unsolicited tender offer made by Low Acquisition, Inc., a Delaware corporation ("Low Acquisition"), which is wholly-owned by Robert E. Low, an individual residing in Springfield, Missouri ("Low"), disclosed in a Tender Offer Statement on Schedule TO filed with the Commission on April 12, 2000 (the "Schedule TO"). According to the Schedule TO, Low Acquisition is offering to purchase all of the outstanding shares of Common Stock not owned by it or its affiliates at a purchase price of $7.75 per share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, (the "Offer Price") and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "$7.75 Per Share Offer").



ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.



    (d) CONFLICTS OF INTEREST. Except as described in (i) this Schedule 14D-9 and (ii) in the section entitled "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" in the Company's Form 10-K for the period ended December 31, 1999 (the "Company's 1999 Form 10-K"), no material agreement, arrangement or understanding or actual or potential conflict of interest exists between the Company, its executive officers, directors or affiliates, Low or his affiliates, or Low Acquisition and its executive officers, directors or affiliates. Item 7 is filed as Exhibit 1 to this document and is incorporated into this document by reference.


ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) SOLICITATION RECOMMENDATION.

    As more fully described below, the special committee of the board of directors of the company unanimously recommends that all holders of common stock reject low acquisition's $7.75 per share offer and not tender their shares of the company in low acquisition's $7.75 per share offer.

    (b) REASONS.

    In August 1999, the Company engaged Morgan Keegan & Company, Inc. ("Morgan Keegan") to act as its financial advisor to consider strategic alternatives, including a potential sale of the Company, with a view to enhancing stockholder value.

    With respect to the potential sale of the Company, the Board authorized Morgan Keegan to solicit potential bids to acquire the Company and prepare a memorandum containing certain confidential information about the Company (the "Confidential Memorandum"). Following the Board's authorization, Morgan Keegan contacted 20 to 25 potential bidders, including Mr. Low, the President of New Prime, Inc., one of the Company's principle competitors. Of those 20 to 25 parties, 9 entered into confidentiality agreements with the Company and were furnished copies of the Confidential Memorandum. None of the 9 companies conducted additional diligence of the Company. Morgan Keegan contacted Mr. Low in October 1999 and offered to send him the Confidential Memorandum provided that Mr. Low enter into a confidentiality agreement with the Company, which included a two-year standstill provision. Mr. Low declined to execute the confidentiality agreement, and, therefore, did not receive a copy of the Confidential Memorandum. Morgan Keegan attempted several times thereafter to get Mr. Low to begin negotiations regarding acquiring the Company.

    Over the next several months, Mr. Low acquired 539,600 shares of the Company's common stock, or approximately 13% of its outstanding shares of capital stock. On February 10, 2000, Mr. Low filed an amendment to his Schedule 13D and issued a press release stating that he wanted to explore a transaction with the Company.

    On February 11, 2000, Mr. John H. ("Chip") Grayson, Jr., Managing Director of Morgan Keegan, called Mr. Low. Mr. Low expressed to Mr. Grayson a strong interest in pursuing a friendly transaction with

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the Company and asked to meet with Mr. Liles to discuss such a transaction. Mr.
Low indicated that he was interested in keeping the Company's current management team, including Mr. Liles, in place after the consummation of any transaction. On February 14, 2000, Messrs. Low and Liles met in Biloxi, Mississippi, at which time Mr. Low reiterated his interest in a friendly transaction with the Company. Mr. Liles stated to Mr. Low that, notwithstanding the price at which the Common Stock was then trading, he would not be interested in a sale of the Company for less than its book value, which was approximately $12.60 per share. Mr. Low responded by stating that such a price would represent a 100% premium over the then current trading price of the Common Stock and that he believed that a price in the range of $7 to $7.50 per share would represent a fair price for the Common Stock.

    Over the course of the next several weeks, Mr. Grayson had numerous telephone conversations with Mr. Low and his representatives during which Mr. Low indicated his desire to bring a team to the Company's principal office in Richland, Mississippi to meet with the Company's current management team and conduct due diligence. On February 28, 2000, Mr. Grayson informed Mr. Low via telephone that the Company would require a written indication of interest in the price range of $12.00 per share and a fully-executed confidentiality agreement containing a two year standstill provision to allow Mr. Low access to the Company's confidential, non-public information.

    On March 1, 2000, Mr. Low informed Mr. Grayson via telephone that his counsel advised him that providing the Company with a written indication of interest would require him to amend his Schedule 13D and make such written indication of interest a matter of public record. Mr. Low stated that he preferred to indicate orally that he was willing to pay a purchase price for the Company that was between the current market price and book value per share of the Company. Mr. Grayson informed Mr. Low that he would bring Mr. Low's proposal to the Board of Directors of the Company.

    On March 16, 2000, Mr. Low sent the following letter to the Company, which letter was filed as an Exhibit to Mr. Low's Amendment to his Schedule 13D, making public Mr. Low's interest in exploring the possibility of acquiring the Company.

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                                                                  March 15, 2000

Mr. Jack Liles
Chairman of the Board, President and Chief Executive Officer
KLLM Transport Services, Inc.
135 Riverview Drive
Richmond, Mississippi 39218

Dear Jack:

    This letter is to express my interest in acquiring KLLM Transport Services, Inc., either directly or through New Prime, Inc., a corporation wholly-owned by me, in an all cash transaction.

    Although I have not had the opportunity to conduct any due diligence other than a preliminary review of KLLM's public documents, I think that a premium of as much as 25% over the closing price of KLLM's common stock, as quoted on the Nasdaq Stock Market on the trading day first preceding the disclosure of our interest expressed in this letter, would be feasible. Based upon Tuesday's closing price, the price per share to your stockholders would be approximately $7.60 per share.

    As you know, I have filed a Schedule 13D as a result of the level of my ownership of KLLM shares, which requires amendment upon the occurrence of any material change in the information contained therein. Consequently, I have filed an amendment to my Schedule 13D contemporaneously with the delivery of this letter disclosing my having advised you of my interest in acquiring KLLM (either directly or indirectly) on a friendly basis and the execution by me of a consent of stockholder for the purpose of protecting certain alternatives that may be pursued by me in the future. A copy of the letter and the consent of stockholder are attached as exhibits to the amendment.

    I think that an all cash transaction will be attractive to your stockholders, who currently hold a stock which is thinly traded and historically has not paid dividends, to liquidate their investment in KLLM at a substantial premium over current share value.

    I would like to emphasize my desire to proceed with exploratory discussions with you and your management as promptly as possible, with the dual objectives of commencing a due diligence-review (subject, of course, to an appropriate confidentiality agreement), and negotiating the specific terms of an all cash transaction with KLLM on a friendly basis.

    I look forward to hearing from you.

                                          Very truly yours,
                                          /s/ ROBERT E. LOW
                                          Robert E. Low

    On March 17, 2000, Mr. Low executed a Consent of Stockholder providing for, among other things, the removal of the current Board and replacing it with Mr. Low's slate of directors. A copy of such Consent of Stockholder was delivered to The Prentice-Hall Corporation System, Inc., the registered agent of the Company in the State of Delaware, on the next day, thereby establishing the record date for the record holders entitled to exercise their consent as March 17, 2000.


    At a Board of Directors meeting on March 20, 2000, Mr. Liles conveyed his interest in making a proposal to acquire the Company. In addition, on or about March 20, 2000, Mr. Grayson informed Mr. Low via telephone that a majority of the Board would be receptive to an offer from Mr. Low, at a higher price than the price per share set forth in Mr. Low's March 15, 2000 letter.



    Mr. Low did not increase his offered price. Accordingly, on March 23, 2000, the Board considered the price per share indicated by Mr. Low and concluded that such price was wholly inadequate relative to the

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current book value of the Company and in light of Mr. Liles' indication on
March 20, 2000, that he was interested in making a competing bid for the Company. The Special Committee believed that an active auction of the Company would render a higher price. The Special Committee also determined that it was not in the best interests of the Company and its stockholders to allow Mr. Low, the President of one of the Company's principal competitors, to meet with the Company's current management team and conduct due diligence unless Mr. Low entered into an acceptable confidentiality agreement and provided the Company with an indication of interest at a price per share greater than set forth in Mr. Low's March 15, 2000 letter. The Board, in making such decision, reasoned that it was in the best interests of the Company and its stockholders not to allow Mr. Low to conduct a due diligence review and management interviews because allowing him to do so would lead to his obtaining confidential, non-public information about the Company. The Board contemplated that Mr. Low may merely be indicating his interest in the Company to obtain such information about the Company. The Board further reasoned that it would be detrimental to the Company and its stockholders to allow Mr. Low, a principal competitor of the Company, to obtain such information without first obtaining some reasonable protection for such information through a confidentiality agreement.


    In addition, on March 23, 2000, the Board created a Special Committee of the Board of Directors to act on behalf of the Board in connection with the potential sale of control of the Company. The Special Committee is comprised of Leland Speed, as Chairman, Dr. Walter Neely and David Metzler. Morgan Keegan was requested to act as financial advisor for the Special Committee.

    On March 29, 2000, the Special Committee held a telephonic meeting to discuss the process for seeking the best price and terms for the sale of the Company. At that meeting, the Special Committee discussed indications by Mr. Liles that Mr. Liles was putting together an offer to acquire all of the outstanding capital stock of the Company not owned by him or related family interests. The members of the Special Committee agreed that the Company should endeavor to obtain a suitable confidentiality agreement from both Messrs. Low and Liles so that they could treat each of them equally and conduct an orderly auction of the Company in an attempt to maximize stockholder value.


    On March 29, 2000, Mr. Grayson sent Mr. Low a form of confidentiality agreement that had been signed on behalf of the Company. Mr. Grayson asked Mr. Low to execute such agreement so that the Company could allow Mr. Low to conduct a due diligence review of the Company. On March 29, 2000, Sidney J. Nurkin of Alston & Bird, LLP, counsel to the Special Committee, sent Ms. Dionne Rousseau of Jones, Walker, Waechter, Poitevant, Carrere & Denegre, L.L.P., counsel to Mr. Liles, a form of confidentiality agreement for Mr. Liles' execution. The form of confidentiality agreements sent to Messrs. Low and Liles were substantially identical and each contained a two-year standstill provision. According to the Schedule TO and a letter dated March 30, 2000 from Mr. Low to Mr. Grayson, Mr. Low did not execute the confidentiality agreement because he believed that it was unacceptable, primarily because of the two-year standstill provision. On March 30, 2000, Ms. Rousseau informed Mr. Nurkin via telephone that Mr. Liles would not enter into a confidentiality agreement with the Company until Mr. Low did so.


    On March 30, 2000, the Company filed its Annual Report on Form 10-K for its fiscal year ended December 31, 1999, wherein it was disclosed that KLLM, Inc., a wholly owned subsidiary of the Company, had entered into in December 1999 change in control agreements with Mr. Liles, Steven L. Dutro and Nancy M. Sawyer, each an executive officer of the Company, as well as several others and anticipates entering into change in control agreements with certain additional employees. These agreements provide for, among other things, a bonus payment if such employee's employment with the Company shall have terminated within 12 months after a change in control as a result of such executive's termination by the Company without cause or such executive's resignation for good reason. The change in control agreements provide that such bonus is payable in full on the date of such termination and will cause the Company to pay such employees, upon certain triggering events, in the aggregate approximately $1,876,600.

    On March 30, 2000, Mr. Liles filed an amendment to his Schedule 13D, in which Mr. Liles stated that he had communicated to the Board of Directors of the Company that he had a strong interest in acquiring the Company and was in the process of developing a proposal for such an acquisition.

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    On April 5, 2000, Mr. Low sent the following letter to the Company demanding access to, among other things, the Company's stockholder list and securities listing position.

                                                                   April 5, 2000

        Via Overnight Delivery

Corporate Secretary
KLLM Transport Services, Inc.
135 Riverview Drive
Richland, Mississippi 39218

    The Prentice-Hall Corporation System, Inc. as Registered Agent of KLLM Transport Services, Inc. 1013 Centre Road Wilmington, Delaware

Ladies and Gentlemen:

    I am a stockholder of record of 100 shares of Common Stock, par value $1.00 per share, including the associated rights to purchase preferred stock ("Common Stock"), of KLLM Transport Services, Inc., a Delaware corporation (the "Company"). I also beneficially own 539,500 shares of Common Stock.

    Pursuant to ss. 220 of the Delaware General Corporation Law, I hereby demand that at a time not later than the opening of business on April 13, 2000 you make available for inspection and copying the Company's stock ledger and a list of stockholders dated as of March 17, 2000.

    In addition to and as part of the foregoing demand, I hereby request:

    (a) A list of the record holders of the Company, dated as of March 17, 2000 and certified by the Company or its transfer agent, showing the names and addresses of each record holder of the Company and their stockholdings.

    (b) A magnetic computer tape list of the stockholders of the Company as of March 17, 2000 showing the names, addresses and number of shares of Common Stock held by such stockholders, together with such computer processing data as is necessary for me to make use of such magnetic computer tape for verification purposes.

    (c) All information in or which comes into the Company's possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees concerning the names, addresses and number of shares of Common Stock held by the participating brokers and banks named in the individual nominee names of Cede & Co., Pacific & Co., Kray & Co., Philadep, DLJ and other similar nominees, and a list or lists containing the name, address and number of shares of Common Stock attributable to any participant in any Company employee stock ownership or comparable plan in which the decision regarding the voting of Common Stock held by such plan is made, directly or indirectly, individually or collectively, by the participants in the plan.

    (d) All information in or which comes into the Company's possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the beneficial owners of shares of Common Stock ("NOBO's") in the format of a printout in descending order balance.

    I will bear the reasonable costs incurred by the Company (including those of its transfer agent) in connection with the production of the above information.

    The purpose of this demand is to enable me to communicate with my fellow Company stockholders on matters relating to our mutual interests as stockholders including the solicitation of written consents for the removal of the Company's current Board of Directors.

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    I hereby designate and authorize Steven D. Crawford and Gallop, Johnson &
Neuman, L.C., their respective partners, officers and employees, and any other persons to be designated by me, acting together, singly or in combination, to conduct, as my agents, the inspection and copying herein requested.

    Please advise Steven D. Crawford (800-848-4560) immediately whether you will voluntarily supply the requested information or when and where the items demanded above will be readily available to me.

                                          Very truly yours,
                                          /s/ ROBERT E. LOW
                                          Robert E. Low

    The Company has provided Mr. Low with a list of the Company's stockholders as of March 17, 2000 and a list of NOBOs pursuant to his request above.

    On April 6, 2000, Mr. Low received a letter from Mr. Grayson indicating that the Company would be willing to consider a six-month standstill agreement. Mr. Low once again reiterated that while he would be willing to sign a confidentiality agreement to protect any proprietary information which may be disclosed to Mr. Low during a due diligence review of the Company, Mr. Low would be unwilling to agree to any form of a standstill obligation on his part. In light of Mr. Low's commencing a consent solicitation to replace the Board, the Special Committee made the decision to require a standstill provision in any confidentiality agreement it obtained from Mr. Low because such an agreement would allow the Company to undertake an orderly auction of the Company and treat both Messrs. Low and Liles equally. Mr. Low's consent solicitation was seeking to remove the current Board, including the members of the Special Committee, and replace it with a new slate of directors proposed by Mr. Low, including Mr. Low himself. The Special Committee reasoned that the standstill provision was now necessary for an orderly process because it would force Mr. Low to withdraw his consent solicitation, thereby eliminating the possibility that the members of the Special Committee would be removed from office and allowing them to proceed with an auction of the Company.

    Also on April 6, 2000, Mr. Low received a call from Mr. Leland R. Speed, a director of the Company and Chairman of the Special Committee, urging that Mr. Low reconsider entering into a short-term standstill agreement of three months. Mr. Low once again indicated that he would have no interest in entering into a standstill agreement with the Company of any duration.

    On April 6, 2000, Mr. Grayson informed Mr. Low via telephone that the purpose of the Special Committee is to maximize the value of the Company for its stockholders. Mr. Grayson also informed Mr. Low that, upon Mr. Low entering into a satisfactory confidentiality agreement, the Special Committee was prepared to use its best efforts to provide Mr. Low with sufficient access to the Company to provide Mr. Low substantially the same information Mr. Liles has about the Company.

    On April 11, 2000, Mr. Nurkin reiterated to Mr. Steve Crawford, counsel to New Prime, Inc. and, as indicated by Mr. Crawford, counsel to Mr. Low, that upon Mr. Low entering into a satisfactory confidentiality agreement, the Special Committee was prepared to use its best efforts to provide Mr. Low with enough access to the Company to give Mr. Low substantially the same information Mr. Liles has about the Company.

    On April 12, 2000, Mr. Low, through Low Acquisition, Inc., commenced the $7.75 Per Share Offer. The $7.75 Per Share Offer is subject to certain conditions, including, making the Rights Plan inapplicable to the offer, approving any negotiated transaction with Mr. Low in accordance with Section 203 of the DGCL, having no other tender offer for some or all of the shares of the Common Stock being commenced or publicly proposed to be made and having no material amount of indebtedness of the Company accelerated by the offer. Subsequent to the commencement of the $7.75 Per Share Offer, as discussed below, proposal for another tender offer for all outstanding shares of Common Stock was made to the Special Committee and was publicly announced. Additionally, the $7.75 Per Share Offer would create a

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default under the Company's existing revolving credit facility. Consequently, at least two of the conditions of the $7.75 Per Share Offer must be waived by Mr. Low. The $7.75 Per Share Offer is not subject to Mr. Low obtaining financing. Contemporaneously with the commencement of the $7.75 Per Share Offer, Mr. Lowe filed a Schedule 14A with the Commission in which he indicated his plan to initiate a consent solicitation to permit the consummation of his unsolicited tender offer to acquire the Company, through Low Acquisition, Inc., as described above and therein. If Mr. Low's consent solicitation successfully replaces the Board, the new Board will be able to redeem the Rights Plan, approve the transactions contemplated by the $7.75 Per Share Offer, and remove any other impediments to Mr. Low completing the transactions contemplated by the $7.75 Per Share Offer, thereby allowing Mr. Low to complete the $7.75 Per Share Offer upon his successfully obtaining more than 50% of the outstanding shares of Common Stock in his unsolicited tender offer.

    On April 12, 2000, the Special Committee met to discuss Mr. Low's unsolicited tender offer and determine how to proceed to obtain the maximum value for the stockholders of the Company.


    On April 19, 2000, Mr. Liles and others (collectively, the "Liles Group") submitted a proposal to the Special Committee to acquire, by means of a tender offer, all of the outstanding shares of Common Stock (other than those shares held in treasury or by Mr. Liles and trusts controlled by his family) for $8.25 per share in cash. The proposal of the Liles Group is subject to certain conditions, including requiring the Company to deal exclusively with the Liles Group unless the Company obtains a superior proposal, pay up to $1 million in fees, which amount includes a $750,000 cash break-up fee, if the Company enters into a transaction with a third party, making the Rights Plan inapplicable to the offer, and approve any negotiated transaction with the Liles Group in accordance with Section 203 of the DGCL. The Liles Group's proposal is not subject to the Liles Group obtaining financing, except for the requirement that the Company must execute a commitment letter to refinance its existing revolving credit facility upon the closing of the transaction.


    On April 20, 2000, the Special Committee met via telephone conference to discuss Mr. Liles' proposal and to determine how to proceed to obtain the maximum value for the stockholders of the Company. After discussion, the Special Committee concluded that it could not agree to the conditions set forth in Mr. Liles' proposal and instructed counsel to the Committee to communicate that conclusion to counsel for Mr. Liles. Mr. Nurkin conveyed such message to Ms. Rousseau via telephone.


    On April 21, 2000, the Special Committee received the following letter from Mr. Low:



                     [Letterhead of Low Acquisition, Inc.]



                                          April 21, 2000



Mr. Leland R. Speed, Chairman of the Special Committee
  of the Board of Directors of KLLM Transport Services, Inc.
c/o Sidney J. Nurkin, Esq.
Alston & Bird, LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424



Dear Mr. Speed:



    I have reviewed the press release announcing the proposal of the Jack Liles family and Bernard J. Ebbers to acquire KLLM Transport Services, Inc. for $8.25 per share and the Schedule 13D/A filed by Jack Liles which, among other things, contained a copy of the written proposal submitted by the Liles/Ebbers group.

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    While I commend your Special Committee for seeking to maximize stockholder value in connection with the sale of KLLM, I am very concerned over what could be construed to be an effort to abandon a fair auction process by giving one bidder, led by the Chief Executive Officer of KLLM, significant advantage over any other bidder, including myself. Specifically, I am referring to the provisions contained in the Liles/ Ebbers group's proposal which would provide a "bust-up" fee and expense, which in the aggregate would amount to $1 million if a "Superior Proposal" was accepted by the KLLM Board.



    I have attempted in good faith to meet with the KLLM Board and, not being successful in that effort, and at my personal expense, have commenced a tender offer with a view toward acquiring the entire equity interest in KLLM at $7.75 per share. As stated in the tender offer materials, and as mentioned to you, I still wish to discuss my proposal to KLLM with you and other appropriate representatives of KLLM on a friendly basis, and I am prepared to increased my offer.



    I think that the KLLM Board would be in violation of its fiduciary duties to the KLLM stockholders if it did not permit me to submit a new proposal to compete with the Liles/Ebbers group's offer before obligating KLLM to such exorbitant fees and expenses if a "Superior Proposal" is received by KLLM. Obviously, I, along with any other potential bidder, would have to take such fees and expenses into account in determining the amount of our per share purchase price. This can only be harmful to the KLLM stockholders who might otherwise have been in a position to receive all or a substantial portion of such fees and expenses paid to the Liles/Ebbers group.



    I am hereby demanding that I be given at least a few days to conduct a due diligence review of KLLM in order to confirm the contemplated increase to the per share purchase price currently proposed by me to an amount in excess of that currently proposed by the Liles/Ebbers group. As you know, I am willing, and indeed expect, to enter into a confidentiality agreement in connection with my due diligence review.



    Please understand that any agreement on your part to the exorbitant fees and expenses contained in the Liles/Ebbers group's proposal will result in a dollar for dollar reduction in the price I would otherwise be prepared to offer to the KLLM stockholders.



    Based on my conversation last night with KLLM's investment advisor, I am encouraged that you and your counsel will together devise a fair auction process aimed at maximizing value to the KLLM stockholders.



    Please call me promptly to arrange for my due diligence review so that I may be in a position to offer higher value to the KLLM stockholders.



                                          Very truly yours,
                                          /s/ Robert E. Low
          ----------------------------------------------------------------------
                                          Robert E. Low



    Mr. Nurkin advised Mr. Crawford that the Special Committee was intent on conducting an amicable, fair auction in which all potential bidders would be on equal footing provided that such bidders executed a confidentiality agreement. Mr. Nurkin also advised Mr. Crawford that the Special Committee had no present intent to accept the Liles Group's proposal; rather, the Special Committee intended to conduct an auction to maximize stockholder value.


    On April 21, 2000, the Special Committee sent Mr. Low a confidentiality agreement, which did not contain a standstill agreement.

    In a series of telephone calls to and among the members of the Committee, its financial advisors and its legal advisors on April 21, 2000, the Committee determined to send a letter to each of Mr. Low and Mr. Liles requesting that they comply with certain bid procedures established by the Committee, including submitting to the Committee by the close of business on May 5, 2000 agreements for the acquisition of the Company that they would be prepared to sign and indicating their best offer, expressed on a per share basis, for the acquisition of the capital stock of the Company (other than shares respectively owned or controlled by them and treasury shares). Accordingly, on April 25, the following letters were sent to Messrs. Low and Liles, respectively by counsel to the
Committee:

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                        [ALSTON & BIRD LLP'S LETTERHEAD]

                                 April 25, 2000

Mr. Robert Low
Low Acquisition Inc.
2740 N. Mayfair
Springfield, MO 65803

Dear Mr. Low:

    As you know, the Board of Directors of KLLM Transport Services, Inc. (the "Company") has appointed a Special Committee (the "Committee") to consider and act with respect to a potential change of control transaction involving the Company. The Committee is comprised of Leland Speed, David Metzler, and Walter Neely. Mr. Speed is Chairman of the Committee. This law firm serves as counsel to the Committee. Morgan Keegan & Co. is the financial adviser to the Committee. I have been asked to send this letter to you on behalf of the Committee.

    You have commenced a tender offer to acquire all of the outstanding capital stock of the Company, other than those shares owned by you or other members of your group, at a price of $7.75 per share. You have also filed materials with the Securities and Exchange Commission with respect to a consent solicitation seeking to remove all of the present directors of the Company and to replace them with your nominees. As you are also aware, a group headed by Mr. Jack Liles (the "Liles Group") has advised the Committee of its interest in making an offer to acquire all of the outstanding capital stock of the Company at a price of $8.25 per share.

    The Committee is of the belief that the sale of the Company is inevitable. As such, the Committee is committed to obtaining the best price and terms available for the benefit of the stockholders of the Company. To that end, Mr. John Grayson, Jr. of Morgan Keegan & Co. has advised you personally, and the undersigned has advised your attorney Mr. Steven Crawford, of the willingness of the Committee to provide you such non-public information concerning the business and affairs of the Company as you reasonably request in writing, subject to your execution of an appropriate confidentiality agreement. We have previously advised you and your counsel that such confidentiality agreement need not contain a standstill provision, and we have furnished you with a copy of a form of confidentiality agreement for your consideration. Upon your execution of a confidentiality agreement reasonably satisfactory to the Committee, the Committee is prepared to furnish to you such non-public information concerning the Company as you reasonably request in writing with the expectation that such information will assist you in increasing the financial offer that you have made for the outstanding capital stock of the Company. Such information will be provided to you at the offices of attorneys for the Company in Jackson, Mississippi.

    The Committee has established certain guidelines which we ask you to follow in connection with the bidding process involving the potential sale of the Company. Specifically, we ask you to furnish to the Committee, to the attention of the undersigned, no later than the close of business on May 5, 2000, the written agreement for the acquisition of all of the outstanding capital stock of the Company that you are prepared to sign. Such agreement should contain your highest and best financial offer, expressed on a per-share basis, that you are willing to pay for all of the outstanding capital stock of the Company. You may structure the transaction as a tender offer with a follow-on merger or as a merger transaction.

    Notwithstanding any other terms or provisions in that agreement, that agreement must provide that, if it is accepted by the Committee, the Company shall nonetheless have the continued right to furnish information to and engage in discussions with other persons who have made or have expressed an interest in making an offer for the Company that the Committee believes, in consultation with its legal and financial advisers, is likely to result in a superior proposal. In addition, the Company must have the right to terminate the agreement, to withdraw any recommendation made with respect to the transactions provided for in the agreement, and to refrain from submitting the agreement to the stockholders of the Company for their vote (if any part of the transaction requires a stockholder vote), in each case without incurring any liability to you other than the payment of a reasonable break-up fee upon consummation of a transaction with any other person.

    Further, the agreement must contain covenants to the effect that, until such time as you have acquired all of the issued an outstanding capital stock of the Company, you will not cause the Company to incur any additional indebtedness, nor will you cause the assets of the Company to be pledged to secure any indebtedness incurred by you in connection with your acquisition of such shares.

    Contemporaneously with this letter to you, we are submitting a letter to the Liles Group requesting that they too furnish to the Committee, no later than the close of business on May 5, 2000 an agreement for the acquisition of all of the outstanding capital stock Company that they are prepared to sign. The Liles Group will be advised that its agreement must also contain the provisions described in the preceding paragraphs.

    The Committee intends to consider the offer made by you and any offer that may be made by the Liles Group promptly following the close of business on May 5, 2000. The Committee reserves the right to take any action with respect to any offer made by you or that may be made by the Liles Group or any other person that it believes, in the exercise of its fiduciary duties, is appropriate, including, without limitation, negotiating further with you or with representatives of the Liles Group for improved price and terms, entering into agreements with you or with the Liles Group pursuant to which the Board of Directors would, subject to its right to withdraw such recommendation, recommend the transaction provided for in that agreement to the stockholders of the Company, to reject and make no recommendation with regard to the offer made by you or that may be made by the Liles Group, or to consider and act with respect to any offer providing for the acquisition of the Company made by any other person, if the Committee believes, in consultation with its legal and financial advisors, that offer is likely to result in a superior proposal.

    We ask that you advise the undersigned as promptly as possible if you will agree to participate in the bidding process on the terms set forth in this letter. If you so agree, the Committee will ask you to extend your tender offer for an additional 20 days and to defer the commencement of your consent solicitation until on or after May 5, 2000.

    If you should have any questions about the process that the committee desires to follow, please contact the undersigned promptly.


                                          Sincerely,
                                          /s/ Sidney J. Nurkin
                                          Sidney J. Nurkin

                        [ALSTON & BIRD LLP'S LETTERHEAD]

                                 April 25, 2000

Mr. William J. Liles, III
c/o Dionne M. Rousseau, Esq.
Jones, Walker, Waechter, Poitevent Carrere & Denegre, L.L.P.
201 St. Charles Avenue
New Orleans, LA 70170

Bernard J. Ebbers
c/o Charles P. Adams, Jr.
Adams and Reese LLP
111 Capital Building, Suite 350
111 Capital Street
Jackson, MS 39225

Dear Mr. Liles:

    As you know, the Board of Directors of KLLM Transport Services, Inc. (the "Company") has appointed a Special Committee (the "Committee") to consider and act with respect to a potential change of control transaction involving the Company. The Committee is comprised of Leland Speed, David Metzler, and Walter Neely. Mr. Speed is Chairman of the Committee. This law firm serves as counsel to the Committee. Morgan Keegan & Co. is the financial adviser to the Committee. I have been asked to send this letter to you on behalf of the Committee.

    You have advised the Committee of your interest in making an offer to acquire all of the outstanding capital stock of the Company, other than those shares owned by you or trusts controlled by your family, at a price of $8.25 per share. As you are aware, Mr. Robert Low has commenced a tender offer to acquire all of the outstanding capital stock of the Company at a price of $7.75 per share. Mr. Low has also filed materials with the Securities and Exchange Commission with respect to a consent solicitation seeking to remove all the present directors of the Company and to replace them with his nominees.

    The Committee is of the belief that the sale of the Company is inevitable. As such, the Committee is committed to obtaining the best price and terms available for the benefit of the stockholders of the Company. To that end, the Committee is willing to provide you such non-public information concerning the business and affairs of the Company as you reasonably request in writing, subject to your execution of an appropriate confidentiality agreement. We have previously furnished you with a copy of a form of confidentiality agreement for your consideration. Upon your execution of a confidentiality agreement reasonably satisfactory to the Committee, the Committee is prepared to furnish to you such non-public information concerning the Company as you reasonably request in writing with the expectation that such information will assist you in increasing your financial offer for the outstanding capital stock of the Company. Such information will be provided to you at the offices of attorneys for the Company in Jackson, Mississippi.

    The Committee has established certain guidelines which we ask you to follow in connection with the bidding process involving the potential sale of the Company. Specifically, we ask you to furnish to the Committee, to the attention of the undersigned, no later than the close of business on May 5, 2000 the written agreement for the acquisition of all of the outstanding capital stock of the Company that you are prepared to sign. Such agreement should contain your highest and best financial offer, expressed on a per-share basis, that you are willing to pay for all of the outstanding capital stock of the Company. You may structure the transaction as a tender offer with a follow-on merger or as a merger transaction.

    Notwithstanding any other terms or provisions in that agreement, that agreement must provide that, if it is accepted by the Committee, the Company shall nonetheless have the continued right to furnish information to and engage in discussions with other persons who have made or have expressed an interest in making an offer for the Company that the Committee believes, in consultation with its legal and financial advisers, is likely to result in a superior proposal. In addition, the Company must have the right to terminate the agreement, to withdraw any recommendation made with respect to the transactions provided for in the agreement, and to refrain from submitting the agreement to the stockholders of the Company for their vote (if any part of the transaction requires a stockholder vote), in each case without incurring any liability to you other than the payment of a reasonable break-up fee upon consummation of a transaction with any other person.

    Further, the agreement must contain covenants to the effect that, until such time as you have acquired all of the issued an outstanding capital stock of the Company, you will not cause the Company to incur any additional indebtedness, nor will you cause the assets of the Company to be pledged to secure any indebtedness incurred by you in connection with your acquisition of such shares.

    Contemporaneously with this letter to you, we are submitting a letter to Mr. Low requesting that he also furnish to the Committee, no later than the close of business on May 5, 2000, an agreement for the acquisition of all of the outstanding capital stock Company that he is prepared to sign. Mr. Low will be advised that his agreement must also contain the provisions described in the preceding paragraphs.

    The Committee intends to consider any offer that you may make and any offer that may be made by Mr. Low promptly following the close of business on May 5, 2000. The Committee reserves the right to take any action with respect to any offer that you may make or that may be made by Mr. Low or any other person that it believes, in the exercise of its fiduciary duties, is appropriate, including, without limitation, negotiating further with you or with Mr. Low for improved price and terms, entering into agreements with you or with Mr. Low pursuant to which the Board of Directors would, subject to its right to withdraw such recommendation, recommend the transaction provided for in that agreement to the stockholders of the Company, to reject and make no recommendation with regard to any offer that you may make or that may be made by Mr. Low, or to consider and act with respect to any offer providing for the acquisition of the Company made by any other person if the Committee believes that offer to be a superior proposal.

    We ask that you advise the undersigned as promptly as possible if you will agree to participate in the bidding process on the terms set forth in this letter. If you should have any questions about the process that the committee desires to follow, please contact the undersigned promptly.

                                          Sincerely,
                                          /s/ SIDNEY J. NURKIN
          ----------------------------------------------------------------------
                                          Sidney J. Nurkin


    On April 26, 2000, the Board, acting by unanimous written consent, in order to facilitate negotiations with Mr. Low to maximize the value to the Company's stockholders extended the date upon which the Rights would become exercisable from April 26, 2000 until May 8, 2000, or such earlier or later date as the Board of Directors may from time to time fix.



    On April 27, 2000, Mr. Low, Low Acquisition and Morgan Keegan, as financial advisor to the Company, entered into a confidentiality agreement attached hereto as Exhibit 2. As a result of Mr. Low's and Low Acquisition's willingness to enter into the Confidentiality Agreement, they will be given the opportunity to conduct a due diligence review of KLLM's operations.



    Also, on April 27, 2000, the Special Committee received a Letter Agreement from Mr. Low and Low Acquisition in which Mr. Low and Low Acquisition advised the Special Committee of their intention to participate in the bidding process on the terms set forth in Mr. Nurkin's letter to Mr. Low and Low Acquisition on April 25, 2000. The Letter Agreement also required the Company to forego issuing any equity security until the earlier of June 9, 2000, or the date upon which the Company enters into a definitive agreement with a third party for the purchase of all the Company's outstanding capital stock (the "Terminate Date").



    On April 28, 2000, the Board of Directors held a special meeting via telephone for the purpose of approving the proposed Letter Agreement, as recommended by the Special Committee. Mr. Liles recused himself prior to any discussion on the merits of the Letter Agreement on the premise that he was involved in efforts to acquire the Company, and, consequently, had a potential conflict of interest with regard to the matter. The remaining four directors approved the Letter Agreement. In connection with the approval of the Letter Agreement, the Board of Directors extended until the Termination Date the date upon which the Rights issued under the Rights Agreement become exercisable. Later that day, Mr. Low, Low Acquisition and the Company entered into the Letter Agreement attached hereto as Exhibit 3.



    Also, on April 28, 2000, Ms. Rosseau informed Mr. Nurkin that the Lilies Group intended to participate in the bidding process on the terms set forth in Mr. Nurkin's letter to Messrs. Liles and Ebbers, dated April 25, 2000.



    On May 1, 2000, Mr. Low began conducting a due diligence review of the Company.



    The Special Committee, in conjunction with its financial and legal advisors, intends to continue discussions with both Mr. Low and the Liles Group, as well as any other third party, in an attempt to obtain the highest price possible for the Company's stockholders.


    The Special Committee made its decision herein based on indications from the Liles Group and Mr. Low that each will comply with the terms of the above letters dated April 25, 2000. Neither the $7.75 Per Share Offer nor the Liles Group's proposal is contigent on obtaining financing. Therefore, in the event the Liles Group and Mr. Low comply with such letters, the Special Committee believes that it will be able to expeditiously conduct an orderly auction of the Company. The Special Committee believes that, by conducting an orderly auction, it will be able to maximize the value of the Company for its stockholders.


    In analyzing the $7.75 Per Share Offer, the Special Committee was assisted and advised by representatives of Morgan Keegan and the Company's counsel, who reviewed various financial, legal and other considerations in addition to the terms of the $7.75 Offer and Offer to Purchase.


ITEM 9. EXHIBITS.

Exhibit 1 The section entitled "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" in the Company's 1999 Form 10-K.*


Exhibit 2 Confidentiality Agreement dated April 27, 2000 among Mr. Low, Low Acquisition and Morgan Keegan & Company, Inc., as financial adviser to the Company.



Exhibit 3 Letter Agreement dated April 28, 2000 among Mr. Low, Low Acquisition and the Company.



Exhibit 4 Press Release issued by the Company, dated May 1, 2000, annoucing, among other things, the agreement of Mr. Low, Low Acquisition and the Liles Group to participate in the auction process, the Confidentiality Agreement among Morgan Keegan, Mr. Low and Low Acuqisition, and the Letter Agreement among Mr. Low, Low Acquisition and the Liles Group.



* Included in the copy of the Company's 1999 Form 10-K filed with the Commission on March 30, 2000 and incorporated herein by reference from the
    Schedule 14D-9 filed by the Company on April 25, 2000.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 1, 2000                             KLLM TRANSPORT SERVICES, INC.
                                               By: /s/ LELAND R. SPEED
                                               ---------------------------------------
                                               Leland R. Speed, Chairman of the Special
                                                  Committee of the Board of Directors

                                   EXHIBIT 2



                           [MORGAN KEEGAN LETTERHEAD]



April 25, 2000
Robert Low
c/o Prime, Inc.
2740 N. Mayfair
Springfield, MO 65803



    CONFIDENTIALITY AGREEMENT



Dear Mr. Low:



Morgan Keegan & Company, Inc. ("Morgan Keegan") is representing one of the largest full-truckload, temperature-controlled carriers in the United States (the "Company") in connection with the Company's consideration of various financial alternatives. You have requested information concerning the Company, and this information will be used solely in connection with your evaluation of a possible transaction (the "Transaction") with the Company.



Morgan Keegan is furnishing you with certain information, and Morgan Keegan or the Company may provide additional information to you in the future. Except as set forth in the penultimate paragraph of this letter, any such information is referred to herein as "Information." By accepting such Information, you agree that such Information will be kept strictly confidential. In no event shall you use such Information to the detriment of the Company. You agree to use such Information solely for the purposes stated in the prior paragraph.



You agree to provide Information only to officers, employees or agents of, or professional advisors (such as attorneys, accountants and banker(s) to your company who have a need to know such Information for the exclusive purpose of evaluating the Transaction, all of whom shall be informed by you of this agreement and shall agree to be bound by the terms of this agreement. You shall be responsible for any unauthorized use of disclosure of Information by any such third parties. You further agree that unless you first obtain the Company's prior written consent you will not disclose to any person the fact that you have received confidential information on the Company unless, in the opinion of your counsel, such disclosure is required by law. Notwithstanding the foregoing, Morgan Keegan acknowledges its understanding and that of the Company, that you intend to issue a press release announcing the signing of this confidentiality agreement and your intent to participate in an auction process in connection with the sale of the Company, and to file a copy hereof as an exhibit to your Schedule TO and 13D filed in connection with your tender offer commenced on April 12, 2000 and we hereby expressly consent to the issuance of such release and to such filings.



You agree not to initiate or maintain contact with any officer, director, employee, shareholder, agent or sales representative of the Company with respect to the matters discussed in this agreement, except with the prior express written permission of Morgan Keegan.



In consideration of the Information being furnished to you, you agree that for a period of two years from the date of this letter, neither you nor any of your affiliates will solicit to employ or engage any of the Company's officers, employees or independent sales representatives so long as they are employed or engaged by the Company, without obtaining the Company's prior written consent; provided, however, that the foregoing shall not prohibit you from soliciting any person by means of general advertising.



You agree upon the request of either the Company or Morgan Keegan to return to Morgan Keegan all Information sent to you without retaining any copies or extracts, and that you will destroy all memoranda, notes or other documents prepared by you or on your behalf based upon the Information; provided, however, that your legal department may retain one copy of the Information solely for purposes of evidencing the Information in the event of litigation or threatened litigation relating to the Information.

April 25, 2000
Page 2



You agree that the Company may be irreparably injured by a breach of this agreement by you or your representatives, that monetary remedies may be inadequate to protect the Company against any actual or threatened breach of this agreement by you or by your representatives, and that the Company shall be entitled to specific performance or other equitable relief as a remedy for any breach. Such remedy shall not be deemed to the exclusive remedy for a breach of this agreement but shall be in addition to all other remedies available at law or equity. The prevailing party shall pay the other party's costs and expenses in any action to enforce the terms of this letter. This letter shall be governed by the laws of the State in which the Company is headquartered. This agreement may be executed and delivered in counterpart copies and by facsimile.



The foregoing restrictions with respect to Information furnished to you shall not apply to any Information which you demonstrate (i) becomes generally available to the public other than as a result of breach of any confidentiality obligation, (ii) was available to you on a non-confidential basis prior to disclosure to you by the Company, Morgan Keegan or their representatives,
(iii) is independently developed by you, (iv) becomes lawfully available to you on a non-confidential basis from a source other than the Company or Morgan Keegan, provided that such source is not known by you to be subject to a confidentiality obligation in favor of us or the Company, or (v) that the Company has expressly approved in writing your use or disclosure of such Information.

April 25, 2000
Page 3



If the foregoing is acceptable, please execute this Agreement in the space provided below and return one copy of this letter to Morgan Keegan.



Sincerely,



MORGAN KEEGAN & COMPANY, INC.



By:     /s/ JOHN H. GRAYSON
        -------------------------------------

Title:  Managing Director
        -------------------------------------



Accepted and agreed to as of the date written below:



Company:  Low Acquisition, Inc.
          -------------------------------------------

By:       /s/ R.E. LOW
          -------------------------------------------

Title:    President
          -------------------------------------------

Date:     4/26/00
          -------------------------------------------

By:       /s/ R.E. LOW
          -------------------------------------------
          Individually

Date:     4/26/00
          -------------------------------------------

                                   EXHIBIT 3



                     [Letterhead of Low Acquisition, Inc.]
                                 April 27, 2000



The Special Committee of the Board of Directors of
KLLM Transport Services, Inc.
c/o Leland R. Speed, Chairman
135 Richview Drive
Richland, Mississippi 39218



Dear Mr. Speed:



    In accordance with the letter to me, dated April 25, 2000 (the "Bid Procedure Letter") from Sidney J. Nurkin, as counsel to the Special Committee (the "Committee") of the Board of Directors of KLLM Transport Services, Inc. ("KLLM"), I, individually and on behalf of Low Acquisition, Inc., as its sole director and chief executive officer, hereby agree to participate in the bidding process on the terms set forth in the Bid Procedure Letter and the terms of this letter agreement upon your written acknowledgement hereto. In that regard, I have signed and delivered to Morgan Keegan & Company, Inc. the Confidentiality Agreement submitted to me on April 25, 2000. A copy of the Confidentiality Agreement is attached.



    As previously discussed between our counsels, upon your written acknowledgement below, I, individually and on behalf of Low Acquisition, Inc., hereby agree (i) to withdraw the proposed consent solicitation filed by me and Low Acquisition, Inc. with the Securities and Exchange Commission in preliminary form on Schedule 14A, and (ii) not to take any action on or before May 30, 2000, that would effect a change in the composition of the Board of Directors of KLLM, including proposing alternative nominees at the meeting of the stockholders of KLLM to be held on May 26, 2000.



    In consideration of the foregoing until the earlier to occur of (i) the execution of a definitive agreement between KLLM and a third party for the acquisition of KLLM by such third party of all the outstanding capital stock of KLLM not beneficially owned by such third party, or (ii) June 9, 2000, KLLM:



        (a) agrees that KLLM will not issue or agree to issue any shares of any class or series of equity securities of KLLM (other than as a result of the exercise of any currently outstanding option to acquire shares of KLLM common stock) or securities convertible into any class of equitable securities of KLLM ("Convertible Securities"); and



        (b) represents and covenants that (i) from the period commencing as of the date of this letter, through and including June 9, 2000, there will not be more than 4,300,000 shares of capital stock of KLLM outstanding, on a fully diluted basis, and (ii) KLLM is not, and as of June 9, 2000, will not be, under any obligation to issue any equity security or Convertible Security other than in the ordinary course of business under its current option and compensation plans.



    Please acknowledge your agreement to this letter agreement by executing it in the space provided below. By such acknowledgement, you hereby represent to and for the benefit of the undersigned that the representations, agreements and covenants of KLLM contained herein have been duly authorized, and are binding on and enforceable against KLLM.

                                             Very truly yours,

                                             By:  /s/ ROBERT E. LOW
                                                  ------------------------------------------
                                                  Robert E. Low

                                             Low Acquisition, Inc.

                                             By:  /s/ ROBERT E. LOW
                                                  ------------------------------------------
                                                  Robert E. Low
                                                  President and Chief Executive Officer
KLLM Transport Services, Inc.

/s/ LELAND SPEED
------------------------------------------
Leland Speed, Chairman of the Special
Committee of the Board of Directors



Dated: April 28, 2000

                                   EXHIBIT 4



                                          Contact: Leland Speed
                                                Chairman of the Special
                                                Committee of the
                                                Board of Directors
                                                (601) 354-3555



                               SPECIAL COMMITTEE
                   ESTABLISHES STRUCTURE FOR AUCTION PROCESS



    JACKSON, Miss. (May 1, 2000) -- The Special Committee of the Board of Directors of KLLM Transport Services, Inc. (Nasdaq: KLLM) announced today that both Robert E. Low and Jack Liles III have agreed to follow bidding procedures established by the Special Committee in the current auction of KLLM.



    On April 12, 2000, Mr. Low, through a wholly-owned corporation, Low Acquisition, Inc., commenced a tender offer at $7.75 per share for all of the outstanding shares of common stock of KLLM and the associated preferred stock rights not owned by Mr. Low or his affiliates. In connection with the tender offer, Mr. Low also filed with the Securities and Exchange Commission on
Schedule 14A a consent solicitation, which if successful would have replaced KLLM's current Board of Directors with the nominees of Mr. Low, including
Mr. Low himself.



    On April 20, 2000, Mr. Liles, the current President and Chief Executive Officer of KLLM, together with Bernard J. Ebbers made a proposal to the Special Committee for the purchase at $8.25 per share for all of the outstanding shares of common stock of KLLM and the associated preferred stock rights not owned by Mr. Liles or trusts controlled by him or his family.



    In an attempt to maximize the value received by the stockholders of KLLM, the Special Committee has established an auction process by which both groups will submit binding offers to the Special Committee by the close of business on May 5, 2000.



    To facilitate this process, the Special Committee has entered into an agreement with Mr. Low and Low Acquisition, Inc. In the agreement, KLLM agreed not to issue any equity securities or securities convertible into an equity security of KLLM until the earlier of the date KLLM enters into a definitive agreement with a third party for the purchase of all of KLLM's outstanding capital stock or June 9, 2000. To comply with the agreement, the Board of Directors of KLLM extended until June 9, 2000, the date upon which the associated preferred stock rights issuable by KLLM to its stockholders under KLLM's Stockholder Protection Rights Agreement would become exercisable as a result of Mr. Low's pending tender offer. In addition, the Special Committee has agreed to permit Mr. Low to conduct a due diligence review of KLLM's operations.



    As a result, Mr. Low and Low Acquisition, Inc. have (i) entered into a confidentiality agreement with Morgan Keegan & Company, Inc., financial advisors to the Special Committee, (ii) extended the tender offer from the prior expiration date of midnight on Tuesday, May 9, 2000, until midnight on May 30, 2000, (iii) withdrawn the consent solicitation, and (iv) agreed to participate in the bidding process established by the Special Committee.



    The Special Committee continues to recommend that all stockholders of KLLM not tender their shares into the Low tender offer.



    KLLM is an irregular-route truckload carrier, specializing in providing high quality transportation services in North America. Operations include over-the-road long- and regional-haul transportation services for both temperature-controlled and dry commodities.



    Investors are urged to read the original solicitation/recommendation statement and any amendments that may be filed by KLLM because the documents contain important information. Each of these documents has been or will be filed with the SEC, and investors may obtain a free copy of them at the SEC's Internet web site at http://www.sec.gov. These documents may also be obtained free from KLLM by directing such requests to KLLM Transport Services, Inc., Investor Relations, 135 Riverview Drive, Richland, Mississippi 39218.



                         KLLM TRANSPORT SERVICES, INC.
       Post Office Box 6098 - Jackson, Mississippi 39288 - (606) 939-2545